

July 8, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: July 8, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and Corgi CRDO 2x Daily ETF, Corgi CRWD 2x Daily ETF, Corgi HIMS 2x Daily ETF, Corgi IREN 2x Daily ETF, Corgi MARA 2x Daily ETF, Corgi MRVL 2x Daily ETF, Corgi NBIS 2x Daily ETF, Corgi NOW 2x Daily ETF, Corgi NVO 2x Daily ETF, Corgi RDDT 2x Daily ETF, Corgi RGTI 2x Daily ETF, Corgi RIVN 2x Daily ETF and Corgi VRT 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications